Exhibit 12.1

THE ST. PAUL TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2006	2005	2006	2005

Income (loss) from continuing operations before income taxes	$1,454	$(8)	$4,136	$2,474
Interest	88	70	242	211
Portion of rentals deemed to be interest	18	16	53	46
Income available for fixed charges	$1,560	$78	$4,431	$2,731

Fixed charges:
Interest	$88	$70	$242	$211
Portion of rentals deemed to be interest	18	16	53	46
Total fixed charges	106	86	295	257
Preferred stock dividend requirements	2	2	6	8
Total fixed charges and preferred stock dividend requirements	$108	$88	$301	$265

Ratio of earnings to fixed charges	14.63	0.91	15.02	10.63

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	14.38	0.89	14.73	10.31

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.